IDEX Biometrics 4Q 2022 Presentation 22th February 2023 EX 99.4

Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. | Disclaimer This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (IDEX) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions denoting uncertainty. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be markets we target, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates, and such other factors as may be discussed from time to time. Although IDEX believes its expectations and the information set forth in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as described in this presentation. IDEX is not making any representation or warranty, expressed or implied, as to the accuracy, reliability, or completeness of the information in this presentation, and neither IDEX nor any of its directors, officers, or employees will have any liability to you or any other persons resulting from your use of the information in this presentation. IDEX undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation.

Card operating system Proprietary platform to enable IDEX products and solutions Payment and digital authentication Complete solutions to accelerate time-to-market Targeting the massive addressable market for biometric smart cards of >3B units per annum Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. | Biometric technology and software Industry pioneer in biometric authentication solutions 3 IDEX Biometrics solution strategy

IDEX Biometrics company roadmap Sensor solution TrustedBio End-to-end implementation partner IDEX™ Pay reference card solution with Card Operating System Biometric integration with Secure Element partners -2021 Commercial scale Solution enablement Technology optimization 2022 2023+ 4

Bank Launches First Abu Dhabi Bank (FAB), UAE Sella Group, Italy   Accomplish Financial, UK 2 major banks, France 2 pan-Nordic banks, Nordics Digital Authentication Enqura, Turkey TrustSec, Poland Sentinel Wallet, US Civix (Zwipe), US Manufacturer Design Wins M-Tech, India Komsco, South Korea Sentry Enterprises, US Total of 6 in 2022 Total of 12 by end of 2022 Total of 9 in 2022 Largest order to date, >$2 million from IDEMIA Quarterly highlights

Biometric Sensor Biometric System Solution Reference Card Solution IDEX Pay Industry leading smart image capture device Biometric authentication algorithm and software interface IDEX biometric system solution  SLC 38 Secure Element with IDEX Card Operating System and IDEX Biometric Stack  EMV module and inlay design Component Sales Solution Sales IDEX Biometrics reference card design accelerates market scaling with manufacturers

Card manufacturers in biometric card production and development in 2022  20+ cards 2.5 billion This represents a total addressable market of 2021 2022 Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. | 7 Card manufacturers accelerate biometric production Source: Nilson Report, 2022; IDEX research

Q4 Financial Summary Operating Business Model

Year-over-year revenue growth of 44% Revenues increasing 15% quarter over quarter This revenue increase reflects shipment to IDEX two largest manufacturing partners for payment cards  Margins recovering to above 30% Gross margins in fourth quarter at 33%  Margins increasing as a result of product mix Operating expenses excluding cost of materials and depreciations decreased 12% Positive effect from cost reduction initiatives implemented last year  Operating expenses excluding cost of materials and depreciations decreased from 7.9 to 7.0 Further cost reduction initiatives expected to be realized from first quarter 2023 Financial summary

Target operating model at scale Scalable fabless semiconductor model IDEX reference solution with Infineon enables tier 2 and 3 manufacturers Long-term goal of 50%+ gross margins Consistent with fabless model Reflects differentiation and solution cost leadership Long-term goal of 30% operating margins Scalable for sustained cash flow Concentrated customer base limits channel expenses Low CapEx and leveraged OpEx  Potential for strong revenue growth Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. | Solid customer pipeline with key design wins across both payments and access Solution sales driving higher margins  Strong operating leverage in long-term model

Q4 Commercial Update

I - Banks are launching with IDEX Biometrics. 9 banks in 2022 vs 0 in 2021. Fintechs and large banks in EU and the Middle East. Portfolio of x millions bank customers and market of XM cards in circulation (or contactless cards)   2022 marked an inflection point in the biometric payment card market with 9 new biometric payment card programs launched with banks on the IDEX Biometrics technology platform. In 2021 had no IDEX launches. This indicates an acceleration in the deployment of biometric cards with banks and issuers and commercial success for card manufacturers who have selected IDEX Biometrics sensor solutions over the competition. Show  9 bank launches: where (country), bank customer based for the named, bank (contactless) cards in circulation in the countries – @razan please research and populate Rocker, Sweden. 200K customers – country 13M cards in circulation Manager.one, France, 100K customers – country 91M cards in circulation Sella Group in Italy, a well established bank, targeted, segmented approach. 1.2M customers, country 174M card in circulation First Bank Abu Dhabi (FAB), UAE, one of the Middle East’s largest banks, is a full-scale roll-out of its biometric payment card program. 3M customers in co-branded program with retail group... , country 14M cards in circulation Accomplish Financial, UK issuer and payment solution provider with a strong portfolio of fintechs and banks across the UK, Europe, and North America. Portfolio customers? , country 150M cards in circulation 2 Large Banks in France – 91M cards in circulation 2 Large Banks in the Nordics - 35M cards in circulation 464M cards in circulation in markets   The large-scale bank launches in Q4 led to IDEX securing the largest order to date from IDEMIA, valued at over USD 2 million in revenue > milestone toward the mass commercialization of biometric payment cards.   Showing this on a map ?  Can we show this all with a map? Start with map prior to '22. Then we should the big difference in '22. We can use animation or two slides. Corporate Card Issuer, France 100K bank customers 2 major banks in France > 10 million customers Well established bank, Italy >1.2 million customers Digital Bank Challenger, Sweden 200K customers Largest bank in UAE 3 million customers 2 pan-Nordic banks > 1 million customers Banks in Europe and Middle East in 2022, from 0 in 2021 9 Customer portfolio of these banks >16 million payment cards in circulation across Europe 637 million Banks report strong customer response to biometric cards Customer acquisition: up to 25% uptake Top-of-wallet effect: 15 - 20% more transactions on biometric cards, resulting from higher card usage Note: Rocker, manager.one, FAB and Sella are all on IDEMIA F.Code Sources: ECB Payments Statistics, 2022; IDEX research Digital Issuer and Processor, UK 50 customers 9 banks launching biometric payment cards with IDEX Biometrics and Partners Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. | 12

In 2022, 8 new global and regional card manufacturer selected IDEX Biometrics Annual card production of these 12 card manufacturers > 1 billion cards Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. | 13 Source: Nilson Report, 2022; IDEX Research  Card manufacturers in acceleration with IDEX Biometrics Premium Financial Card Manufacturer

Digital authentication represents a $53 billion market IDEX solutions for Digital Authentication Digital access Crypto currency management Secure ID management Sentry e-Signus TrustSec Enqura Reltime Global financial services provider Civix US - Zwipe B.Chain - Idemia ➕ Partner Solutions Source: Juniper Research, 2022 Strong commercial advancement in digital authentication with 6 partners in 2022

Largest in Europe 2M acceptance terminals 34% of private consumption expenditure $216 billion purchase volume 55% Contactless penetration Largest in Europe 268 million payment cards IDEX focus market: Turkey

Turkey now ready to launch – IDEX strategy execution progress

IDEX

Market Assessment
- Consumer demand confirmed
- Card business case
- Regulatory approval

Ecosystem Partnership
- Payment networks
- Manufacturing set-up
- Solution readiness

Banks and Fintechs
- Key target segments
- Consumer value proposition
- Go-to-market plans

Card to Consumers
- Consumer communication
- Enrollment solutions
- Customer Lab

1. **Apr'22** Market assessment
2. **May'22** Partnerships: payment network and E-Kart
3. **Aug'22** E-Kart (G+D) manufacturing set-up
4. **Oct'22** MoU with 2 Turkish challenger banks
5. **June'23** Biometric card program launch

Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. | 16

Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. | Significantly broadened our market opportunity with 8 new design wins during 2022 Global and regional card manufacturers preparing for production of biometric payment cards on the IDEX reference design Increasing pipeline of issuers behind these card manufacturers Commercial acceleration continues: fintechs and established banks accelerate with biometric payment cards launches across Europe, Middle East and Asia 2023 Outlook Enabling the next-generation of payments and authentication Building momentum for digital authentication with 6 announced partners for access and cold wallet solutions

Copyright © 2023 IDEX Biometrics ASA. All Rights Reserved. | Enabling the next-generation of payments and authentication Summary: Multi-billion market opportunity 01 Industry leading customer experience 02 Disruptive biometric solution 03 Capturing a market inflection point 04

Thank You IDEX, TrustedBio, IDEX Biometrics and the IDEX logo are trademarks owned by IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.